Exhibit 99.1

Yandex Announces Third Quarter 2017 Financial Results

MOSCOW and AMSTERDAM, the Netherlands, October 24, 2017 -- Yandex (NASDAQ: YNDX), one of Europe's largest internet companies and the leading search provider in Russia, today announced its unaudited financial results for the third quarter ended September 30, 2017.

Q3 2017 Financial Highlights(1)(2)

•	Revenues of RUB 23.4 billion ($404.0 million), up 21% compared with Q3 2016
•	Net income of RUB 0.9 billion ($14.7 million), down 65% compared with Q3 2016; net income margin of 3.6%
•	Adjusted net income of RUB 2.4 billion ($40.9 million), down 37% compared with Q3 2016; adjusted net income margin of 10.1%
•	Adjusted EBITDA of RUB 5.7 billion ($98.2 million), down 17% compared with Q3 2016; adjusted EBITDA margin of 24.3%
•	Cash, cash equivalents and term deposits of RUB 66.6 billion ($1,148.7 million) as of September 30, 2017

Q3 2017 Operational and Corporate Highlights

•

Share of Russian search market, including mobile, averaged 54.9% in Q3 2017, compared with 54.3% in Q2 2017, and reached 55.5% in September 2017 (according to Yandex.Radar, a search traffic and browser usage analytics tool based on Yandex.Metrica data)

•	Search share on Android in Russia was 41.2% in Q3 2017, compared with 38.2% in Q2 2017, and averaged to 43.9% October-to-date
•	Search queries in Russia grew 7% compared with Q3 2016
•	Paid clicks on Yandex’s and its partners’ websites, in aggregate, increased 6% compared with Q3 2016
•	Average cost per click grew 12% compared with Q3 2016
•	Yandex.Taxi number of rides grew 360% year-on-year compared with Q3 2016
•	Released the new Intelligent Search Algorithm “Korolyov”
•	Yandex and Uber announced an agreement to combine their ridesharing businesses in Russia and five neighboring countries
•	Yandex and Sberbank announced that the two companies have signed a non-binding term sheet to form a joint venture based on the Yandex.Market platform

Q3 2017 Subsequent Events

•	Yandex launched Alice - the first conversational intelligent assistant designed for the Russian market

"This was another strong quarter with 21% revenue growth and significant increase in our search share on Android," said Arkady Volozh, Chief Executive Officer of Yandex. "I am also very excited about the recent launch of Alice, the first conversational intelligent assistant for the Russian market.  Alice is a great demonstration of how we can apply our expertise in AI, voice recognition and synthesis technology to create products that delight our consumers."

"I am very proud of the pace of innovations in our core business. In Q3 we launched Korolyov, our new intelligent search algorithm, and introduced our Turbo technology, which significantly accelerates loading times of mobile sites," said Alexander Shulgin, Chief Operating Officer of Yandex. "We continued to invest in our business units, including in regional expansion within Yandex.Taxi and our Classifieds segment."

The following table provides a summary of our key consolidated financial results for the three and nine months ended September 30, 2016 and 2017:

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2016	2017	Change	2016	2017	Change
Revenues	19,293	23,438	21%	53,806	66,194	23%

Ex-TAC revenues[2]	15,561	19,033	22%	43,130	53,638	24%
Income from operations	3,553	1,847	-48%	9,510	8,219	-14%
Adjusted EBITDA[2]	6,888	5,695	-17%	19,420	19,782	2%
Net income	2,443	853	-65%	5,570	5,156	-7%
Adjusted net income[2]	3,793	2,371	-37%	10,867	10,110	-7%

(1)

Pursuant to SEC rules regarding convenience translations, Russian ruble (RUB) amounts have been translated into U.S. dollars at a rate of RUB 58.0169 to $1.00, the official exchange rate quoted as of September 30, 2017 by the Central Bank of the Russian Federation.

(2)

The following measures presented in this release are “non-GAAP financial measures”: ex-TAC revenues; adjusted EBITDA; adjusted EBITDA margin; adjusted ex-TAC EBITDA margin; adjusted net income; adjusted net income margin and adjusted ex-TAC net income margin. Please see the section headed “Use of Non-GAAP Financial Measures” below for a discussion of how we define these measures, as well as reconciliations at the end of this release of each of these measures to the most directly comparable U.S. GAAP measures.

Consolidated revenues breakdown

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2016	2017	Change	2016	2017	Change
Online advertising revenues:
Yandex properties	13,435	16,330	22%	37,401	46,217	24%
Advertising network	5,005	5,551	11%	14,173	16,113	14%
Total online advertising revenues	18,440	21,881	19%	51,574	62,330	21%
Other	853	1,557	83%	2,232	3,864	73%
Total revenues	19,293	23,438	21%	53,806	66,194	23%

Online advertising revenues grew 19% in Q3 2017 compared with Q3 2016 and continued to determine overall top-line performance, contributing 93% of total revenues. Online advertising revenues include revenues derived from performance and brand advertising on Yandex properties and in our advertising network.

Online advertising revenues from Yandex properties increased 22% in Q3 2017 compared with Q3 2016 and accounted for 70% of total revenues.

Online advertising revenues from our advertising network increased 11% in Q3 2017 compared with Q3 2016 and contributed 24% of total revenues.

Other revenues grew 83% in Q3 2017 compared with Q3 2016, and were mainly driven by growth in Yandex.Taxi revenues.

Segment revenues

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2016	2017	Change	2016	2017	Change
Revenues:
Search and Portal	17,482	21,117	21%	49,161	59,908	22%
E-commerce	1,200	1,060	-12%	3,312	3,523	6%
Taxi	587	1,150	96%	1,560	2,700	73%
Classifieds	352	556	58%	906	1,389	53%
Experiments	210	412	96%	548	1,082	97%
Eliminations	(538)	(857)	59%	(1,681)	(2,408)	43%
Total revenues	19,293	23,438	21%	53,806	66,194	23%

Search and Portal segment includes all our services offered in Russia, Belarus and Kazakhstan (and, for periods prior to the imposition of sanctions on Yandex by the government of Ukraine in May 2017, all our services offered in Ukraine), other than those described below;

E-commerce segment includes our Yandex.Market service;

Taxi segment consists of our Yandex.Taxi service;

Classifieds segment includes Auto.ru, Yandex.Realty, Yandex.Jobs and Yandex.Travel;

Experiments segment includes Media Services (including KinoPoisk, Yandex.Music, Yandex.Afisha and Yandex.TV program), Yandex Data Factory, Discovery services (including Yandex Zen and Yandex Launcher international revenues) and Search and Portal in Turkey.

Eliminations represent the elimination of transactions between the reportable segments, primarily related to advertising.

Consolidated Operating Costs and Expenses

Yandex’s operating costs and expenses consist of cost of revenues, product development expenses, sales, general and administrative expenses (SG&A) and depreciation and amortization expenses (D&A). Apart from D&A, each of the above expense categories includes personnel-related costs and expenses, relevant office space rental, and related share-based compensation expense. Increases across all cost categories reflect investments in overall growth. In Q3 2017 Yandex's headcount increased by 379 full-time employees. The total number of full-time employees was 6,896 as of September 30, 2017, increased by 6% compared with June 30, 2017, and up 17% from September 30, 2016.

Cost of revenues, including traffic acquisition costs (TAC)

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2016	2017	Change	2016	2017	Change
TAC:
Related to the Yandex advertising network	2,778	3,296	19%	7,914	9,340	18%
Related to distribution partners	954	1,109	16%	2,762	3,216	16%
Total TAC	3,732	4,405	18%	10,676	12,556	18%
Total TAC as a % of total revenues	19.3%	18.8%		19.8%	19.0%
Other cost of revenues	1,186	1,640	38%	3,442	4,584	33%
Other cost of revenues as a % of revenues	6.1%	7.0%		6.4%	6.9%
Total cost of revenues	4,918	6,045	23%	14,118	17,140	21%
Total cost of revenues as a % of revenues	25.5%	25.8%		26.2%	25.9%

TAC grew 18% in Q3 2017 compared with Q3 2016 and represented 18.8% of total revenues, 50 basis points lower than in Q3 2016 and 30 compared with Q2 2017.

Other cost of revenues in Q3 2017 increased 38% compared with Q3 2016, primarily due to an increase in services provided to Taxi corporate clients, for which revenue and related costs are recorded on a gross basis, growth in outsourced services related to the increased usage of our crowdsourcing platform Toloka and content acquisition costs related to Media Services.

Product development

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2016	2017	Change	2016	2017	Change
Product development	3,858	4,569	18%	11,529	13,560	18%
As a % of revenues	20.0%	19.5%		21.4%	20.5%

Growth in product development expenses in Q3 2017 primarily reflects new hires and salary increases in late 2016 and in 2017.

Sales, general and administrative (SG&A)

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2016	2017	Change	2016	2017	Change
Sales, general and administrative	4,475	8,047	80%	11,450	19,059	66%
As a % of revenues	23.2%	34.3%		21.3%	28.8%

SG&A expenses grew faster than revenue, increasing by 80% in Q3 2017 compared to Q3 2016 as we continued to invest in advertising and marketing to support our business units, primarily Taxi, as well as due to our extensive advertising and marketing campaign related to Search.

Share-based compensation (SBC) expense

SBC expense is included in each of the cost of revenues, product development, and SG&A categories discussed above.

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2016	2017	Change	2016	2017	Change
SBC expense included in cost of revenues	50	36	-28%	145	142	-2%
SBC expense included in product development	532	548	3%	1,672	1,666	0%
SBC expense included in SG&A	203	292	44%	740	991	34%
Total SBC expense	785	876	12%	2,557	2,799	9%
As a % of revenues	4.1%	3.7%		4.8%	4.2%

Total SBC expense increased 12% in Q3 2017 compared with Q3 2016. The increase is primarily related to new equity-based grants made in 2016-2017.

Depreciation and amortization (D&A) expense

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2016	2017	Change	2016	2017	Change
Depreciation and amortization	2,489	2,930	18%	7,199	8,216	14%
As a % of revenues	12.9%	12.5%		13.4%	12.4%

D&A expense increased 18% in Q3 2017 compared with Q3 2016, primarily reflecting investments in servers and data centers made in 2016 and 2017.

Income from operations

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2016	2017	Change	2016	2017	Change
Income from operations	3,553	1,847	-48%	9,510	8,219	-14%

Income from operations decreased 48% in Q3 2017 compared with Q3 2016, due to an increase in our advertising and marketing costs related to business units, primarily Taxi, and our extensive advertising and marketing campaign related to  Search.

Adjusted EBITDA

Consolidated adjusted EBITDA

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2016	2017	Change	2016	2017	Change
Adjusted EBITDA	6,888	5,695	-17%	19,420	19,782	2%

Adjusted EBITDA decreased 17% in Q3 2017 compared with Q3 2016.

Adjusted EBITDA by segments

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2016	2017	Change	2016	2017	Change
Adjusted EBITDA:
Search and Portal	7,484	8,922	19%	20,322	25,993	28%
E-commerce	386	223	-42%	1,091	1,228	13%
Taxi	(633)	(3,168)	n/m	(786)	(6,379)	n/m
Classifieds	26	49	88%	43	36	-16%
Experiments	(375)	(331)	-12%	(1,250)	(1,096)	-12%
Total adjusted EBITDA	6,888	5,695	-17%	19,420	19,782	2%

Adjusted EBITDA of Taxi was negative RUB 3,168 million in Q3 2017, compared with negative RUB 1,966 million in Q2 2017. The increase in Taxi spending was mainly related to an increase in our advertising and marketing costs, related to geographical expansion, as well as one-off accruals for professional services, related to the Yandex.Taxi and Uber transaction.

Interest income    in Q3 2017 was RUB 732 million, up from RUB 646 million in Q3 2016.

Interest expense in Q3 2017 was RUB 226 million, down from RUB 295 million in Q3 2016.

Foreign exchange loss in Q3 2017 was RUB 609 million, compared with a foreign exchange loss of RUB 432 million in Q3 2016. This loss reflects the appreciation of the Russian ruble during Q3 2017 from RUB 59.0855 to $1.00 on June 30, 2017, to RUB 58.0169 to $1.00 on September 30, 2017. Yandex's Russian operating subsidiaries' functional currency is the Russian ruble, and therefore changes due to exchange rate fluctuations in the ruble value of these subsidiaries' monetary assets and liabilities that are denominated in other currencies are recognized as foreign exchange gains or losses within the Other gain, net line in the condensed consolidated statements of income. Although the U.S. dollar value of Yandex's U.S. dollar-denominated assets and liabilities was not impacted by these currency fluctuations, they resulted in an downward revaluation of the ruble equivalent of these U.S. dollar-denominated monetary assets and liabilities in Q3 2017.

Income tax expense for Q3 2017 was RUB 874 million, down from RUB 1,243 million in Q3 2016. Our effective tax rate of 50.6% in Q3 2017 was higher than in Q3 2016, primarily due to the effects of certain tax provisions recognized in Q3 2017. Adjusted for these effects and SBC expense, our effective tax rate for Q3 2017 was 26.2%, compared with 23.4% for full year 2016 as adjusted for SBC expense and similar provisions in that year. The increase in the adjusted effective tax rate was primarily driven by a change in the contributions to our earnings before tax from different jurisdictions.

Net income was RUB 0.9 billion ($14.7 million) in Q3 2017, down 65% compared with Q3 2016, mainly due to increase of SGA expenses in Q3 2017.

Adjusted net income in Q3 2017 was RUB 2.4 billion ($40.9 million), a 37% decrease from Q3 2016.

Adjusted net income margin was 10.1% in Q3 2017, compared with 19.7% in Q3 2016.

As of September 30, 2017, Yandex had cash, cash equivalents and term deposits of RUB 66.6 billion ($1,148.7 million).

Net cash flow provided by operating activities for Q3 2017 was RUB 3.3 billion ($56.3 million) and capital expenditures were RUB 2.1 billion ($36.1 million).

During Q3 2017 there were no repurchases of convertible debt notes. -

Redeemable noncontrolling interests presented in our condensed consolidated balance sheets relate to the equity incentive arrangements we have made available to the senior employees of the Taxi, Classifieds and E-commerce segments, pursuant to which such persons are eligible to acquire depositary receipts, or receive options to acquire depositary receipts, which entitle them to economic interests in the respective business unit subsidiaries.

The total number of shares issued and outstanding as of September 30, 2017 was 325,775,802 including 280,922,067 Class A shares, 44,853,734 Class B shares, and one Priority share and excluding 4,280,952 Class A shares held in treasury and all Class C shares outstanding solely as a result of the conversion of Class B shares into Class A shares. All such Class C shares will be cancelled.

There were also employee share options outstanding to purchase up to an additional 1.1 million shares, at a weighted average exercise price of $5.35 per share, all of which were fully vested; equity-settled share appreciation rights (SARs) for 0.2 million shares, at a weighted average measurement price of $32.03, all of which, excluding SARs for approximately 1,000 shares, were fully vested; and restricted share units (RSUs) covering 9.4 million shares, of which RSUs to acquire 1.9 million shares were fully vested. Equity awards in respect of business unit subsidiaries are described under Redeemable noncontrolling interests above.

Please note that historical information on revenues and adjusted EBITDA of our segments is provided in the supplementary slides accompanying our Q3 2017 earnings release, including quarterly data for the eleven quarters from Q1 2015 through Q3 2017 and annual data for the four years from 2013 through 2016.

Financial outlook

Based on our current outlook, we are raising our revenue growth outlook for the calendar year 2017. We currently expect our ruble-based revenue to grow 22% to 23% for the full year 2017.

This outlook reflects our current view, based on the trends that we see at this time, and may change in light of market and economic developments in the business sectors and jurisdictions in which we operate.

Conference Call Information

Yandex’s management will hold an earnings conference call on October  24, 2017 at 8:00 AM U.S. Eastern Time (3:00 PM Moscow time; 1:00 PM London time).

To access the conference call live, please dial:

US: +1 877 280 1254

UK/International: +44(0)20 3427 1904

Russia: 8 800 500 9312

Passcode: 5253089

A replay of the call will be available until October 30, 2017. To access the replay, please dial:

US: +1 719 457 0820

UK/International: +44 (0)20 7984 7568

Russia: 810 800 2702 1012

Passcode: 5253089

A live and archived webcast of this conference call will be available at

https://edge.media-server.com/m6/p/ie44v62w

ABOUT YANDEX

Yandex (NASDAQ:YNDX) is a technology company that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and information services. Additionally, we have developed market-leading on-demand transportation services, navigation products, and other mobile applications for millions of consumers across the globe. Yandex, which has 17 offices worldwide, has been listed on the NASDAQ since 2011.

More information on Yandex can be found at https://yandex.com/company.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve risks and uncertainties. These include statements regarding our anticipated revenues for full-year 2017. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, macroeconomic and geopolitical developments affecting the Russian economy, competitive pressures, changes in advertising patterns, changes in user preferences, changes in the political, legal and/or regulatory environment, technological developments, and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the captions «Risk Factors» and «Operating and Financial Review and Prospects» in our Annual Report on Form 20-F for the year ended December 31, 2016, which is on file with the U.S. Securities and Exchange Commission (SEC) and is available on our investor relations website at http://ir.yandex.com/sec.cfm and on the SEC website at www.sec.gov. All information in this release and in the attachments is as of October  24, 2017, and Yandex undertakes no duty to update this information unless required by law.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement our condensed consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we present the following non-GAAP financial measures: ex-TAC revenues, adjusted EBITDA, adjusted EBITDA margin, adjusted ex-TAC EBITDA margin, adjusted net income, adjusted net income margin and adjusted ex-TAC net income margin. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned «Reconciliations of non-GAAP financial measures to the nearest comparable U.S. GAAP measures», included following the accompanying financial tables. We define the various non-GAAP financial measures we use as follows:

•	Ex-TAC revenues means U.S. GAAP revenues less total traffic acquisition costs (TAC)
•

Adjusted EBITDA means U.S. GAAP net income plus (1) depreciation and amortization, (2) SBC expense, (3) accrual of expense related to the contingent compensation that may be payable to employees in connection with certain business combinations, (4) interest expense, (5) other loss,  net, (6) operating losses resulting from sanctions in Ukraine imposed in May 2017 and (7) provision for income taxes, less interest income

•	Adjusted EBITDA margin means adjusted EBITDA divided by U.S. GAAP revenues
•	Adjusted ex-TAC EBITDA margin means adjusted EBITDA divided by ex-TAC revenues
•

Adjusted net income means U.S. GAAP net income plus (1) SBC expense adjusted for the income tax reduction attributable to SBC expense, (2) accrual of expense related to the contingent compensation that may be payable to certain employees in connection with certain business combinations, (3) foreign exchange losses adjusted for reduction in income tax attributable to the foreign exchange losses, (4) amortization of debt discount related to our convertible debt adjusted for the related reduction in income tax and (5) losses resulting from sanctions in Ukraine imposed in May 2017 less gains/losses from repurchases of our convertible notes adjusted for the related increase/reduction in income tax

•	Adjusted net income margin means adjusted net income divided by U.S. GAAP revenues
•	Adjusted ex-TAC net income margin means adjusted net income divided by ex-TAC revenues

These non-GAAP financial measures are used by management for evaluating financial performance as well as decision-making. Management believes that these metrics reflect the organic, core operating performance of the company, and therefore are useful to analysts and investors in providing supplemental information that helps them understand, model and forecast the evolution of our operating business.

Although our management uses these non-GAAP financial measures for operational decision-making and considers these financial measures to be useful for analysts and investors, we recognize that there are a number of limitations related to such measures. In particular, it should be noted that several of these measures exclude some recurring costs, particularly share-based compensation. In addition, the components of the costs that we exclude in our calculation of the measures described above may differ from the components that our peer companies exclude when they report their results of operations.

Below we describe why we make particular adjustments to certain U.S. GAAP financial measures:

TAC

We believe that it may be useful for investors and analysts to review certain measures both in accordance with U.S. GAAP and net of the effect of TAC, which we view as comparable to sales commissions but, unlike sales commissions, are not deducted from U.S. GAAP revenues. By presenting revenue, adjusted EBITDA margin and adjusted net income margin net of TAC, we believe that investors and analysts are able to obtain a clearer picture of our business without the impact of the revenues we share with our partners.

SBC

SBC is a significant expense item, and an important part of our compensation and incentive programs. As it is a non-cash charge, however, and highly dependent on our share price at the time of equity award grants, we believe that it is useful for investors and analysts to see certain financial measures excluding the impact of these charges in order to obtain a clearer picture of our operating performance.

Acquisition-related costs

We may incur expenses in connection with acquisitions that are not indicative of our recurring core operating performance. In particular, we are required under U.S. GAAP to accrue as expense the contingent compensation that is payable to certain employees in connection with certain business combinations. We eliminate these acquisition-related expenses from adjusted EBITDA and adjusted net income to provide management and investors a tool for comparing on a period-to-period basis our operating performance in the ordinary course of operations.

Foreign exchange losses

Because we hold significant assets and liabilities in currencies other than our Russian ruble operating currency, and because foreign exchange fluctuations are outside of our operational control, we believe that it is useful to present adjusted net income and related margin measures excluding these effects, in order to provide greater clarity regarding our operating performance.

Amortization of debt discount

We also adjust net income for interest expense representing amortization of the debt discount related to our convertible notes issued in Q4 2013 and Q1 2014.We have eliminated this expense from adjusted net income as it is non-cash in nature and is not indicative of our ongoing operating performance.

Gains and losses from repurchases of convertible debt

Adjusted net income for Q3 2016 also excludes a gain from the repurchase of $4.6 million in principal of our 1.125% convertible senior notes due 2018 for approximately $4.5 million. We have eliminated this gain from adjusted net income as it is not indicative of our ongoing operating performance.

Losses resulting from sanctions in Ukraine

Adjusted net income and adjusted EBITDA exclude losses and gains from write-off of assets and liabilities in our Ukrainian legal entities that we recorded in Q2 2017. In May 2017, the government of Ukraine imposed sanctions on our Ukrainian operations. The sanctions resulted in the freezing of the assets held by our Ukrainian legal entities and restricting our services in Ukraine. We believe that it is useful to present adjusted net income and adjusted EBITDA measures excluding the one-off impact of these events,  which are not related to our operating activities.

The tables at the end of this release provide detailed reconciliations of each non-GAAP financial measure we use to the most directly comparable U.S. GAAP financial measure.

YANDEX N.V.

Unaudited Condensed Consolidated Balance Sheets

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	As of
	December 31,	September 30,	September 30,
	2016*	2017	2017
	RUB	RUB	$
ASSETS
Current assets:
Cash and cash equivalents	28,232	23,591	406.6
Term deposits	31,769	38,015	655.2
Investments in debt securities	3,033	-	-
Accounts receivable, net	7,741	8,417	145.1
Prepaid expenses	1,481	1,100	19.0
Other current assets	2,714	3,490	60.2
Total current assets	74,970	74,613	1,286.1

Property and equipment, net	18,817	22,450	387.0
Intangible assets, net	5,514	5,160	88.9
Goodwill	8,436	8,689	149.8
Long-term prepaid expenses	1,385	1,429	24.6
Term deposits, non-current	-	5,042	86.9
Investments in non-marketable equity securities	1,513	1,818	31.3
Deferred tax assets	662	1,786	30.8
Other non-current assets	2,811	3,631	62.6
TOTAL ASSETS	114,108	124,618	2,148.0

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	9,532	11,404	196.6
Taxes payable	2,963	3,057	52.7
Deferred revenue	2,127	2,234	38.5
Total current liabilities	14,622	16,695	287.8
Convertible debt	18,750	17,792	306.7
Deferred tax liabilities	1,040	1,141	19.7
Other accrued liabilities	1,104	1,269	21.8
Total liabilities	35,516	36,897	636.0

Commitments and contingencies
Redeemable noncontrolling interests	1,506	5,408	93.2
Shareholders’ equity:
Priority share: €1.00 par value; 1 share authorized, issued and outstanding	—	—	—
Preference shares: €0.01 par value; 1,000,000,001 shares authorized, nil shares issued and outstanding	—	—	—
Ordinary shares: par value (Class A €0.01, Class B €0.10 and Class C €0.09); shares authorized (Class A: 1,000,000,000, Class B: 46,997,887 and Class C: 46,997,887); shares issued (Class A: 285,019,019 and 285,203,019, Class B: 45,037,734 and 44,853,734, and Class C: 560,235 and 5,000, respectively); shares outstanding (Class A: 277,579,206 and 280,922,067, Class B: 45,037,734 and 44,853,734, and Class C: nil)	284	284	4.9
Treasury shares at cost (Class A: 7,439,813 and 4,280,952, respectively)	(8,368)	(4,359)	(75.1)
Additional paid-in capital	16,579	15,594	268.8
Accumulated other comprehensive income	896	1,845	31.8
Retained earnings	67,695	68,949	1,188.4
Total shareholders’ equity	77,086	82,313	1,418.8
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	114,108	124,618	2,148.0

* Derived from audited consolidated financial statements

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Income

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	Three months ended September 30,
	2016	2017	2017
	RUB	RUB	$

Revenues	19,293	23,438	404.0
Operating costs and expenses:
Cost of revenues(1)	4,918	6,045	104.2
Product development(1)	3,858	4,569	78.8
Sales, general and administrative(1)	4,475	8,047	138.7
Depreciation and amortization	2,489	2,930	50.5
Total operating costs and expenses	15,740	21,591	372.2
Income from operations	3,553	1,847	31.8
Interest income	646	732	12.6
Interest expense	(295)	(226)	(3.9)
Other loss, net	(218)	(626)	(10.7)
Net income before income taxes	3,686	1,727	29.8
Provision for income taxes	1,243	874	15.1
Net income	2,443	853	14.7
Net loss attributable to noncontrolling interests	-	47	0.8
Net income attributable to Yandex N.V.	2,443	900	15.5
Net income per Class A and Class B share:
Basic	7.60	2.77	0.05
Diluted	7.47	2.72	0.05
Weighted average number of Class A and Class B shares outstanding
Basic	321,342,428	325,341,670	325,341,670
Diluted	326,825,443	330,979,488	330,979,488

(1)	These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:
(2)
(3)
(4)
(5)
(6)
(7)

Cost of revenues	50	36	0.6
Product development	532	548	9.4
Sales, general and administrative	203	292	5.1

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Income

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	Nine months ended September 30,
	2016	2017	2017
	RUB	RUB	$

Revenues	53,806	66,194	1,140.9
Operating costs and expenses:
Cost of revenues(1)	14,118	17,140	295.4
Product development(1)	11,529	13,560	233.7
Sales, general and administrative(1)	11,450	19,059	328.6
Depreciation and amortization	7,199	8,216	141.6
Total operating costs and expenses	44,296	57,975	999.3
Income from operations	9,510	8,219	141.6
Interest income	2,254	2,129	36.7
Interest expense	(943)	(671)	(11.6)
Other loss, net	(2,241)	(1,492)	(25.6)
Net income before income taxes	8,580	8,185	141.1
Provision for income taxes	3,010	3,029	52.2
Net income	5,570	5,156	88.9
Net loss attributable to noncontrolling interests	-	94	1.6
Net income attributable to Yandex N.V.	5,570	5,250	90.5
Net income per Class A and Class B share:
Basic	17.39	16.19	0.28
Diluted	17.11	15.89	0.27
Weighted average number of Class A and Class B shares outstanding
Basic	320,370,040	324,321,917	324,321,917
Diluted	325,618,354	330,365,639	330,365,639

(1)	These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	145	142	2.4
Product development	1,672	1,666	28.7
Sales, general and administrative	740	991	17.1

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Three months ended September 30,
	2016*	2017	2017
	RUB	RUB	$
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net income	2,443	853	14.7
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	1,972	2,427	41.8
Amortization of intangible assets	517	503	8.7
Amortization of debt discount and issuance costs	223	173	3.0
Share-based compensation expense	785	876	15.1
Deferred income taxes	23	(697)	(12.0)
Foreign exchange losses	432	609	10.5
Gain from sale of equity securities	(157)	-	-
Other	1	(78)	(1.3)
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net	(669)	(646)	(11.1)
Prepaid expenses and other assets	(383)	(428)	(7.5)
Accounts payable and accrued liabilities	973	(408)	(7.0)
Deferred revenue	29	82	1.4
Net cash provided by operating activities	6,189	3,266	56.3
CASH FLOWS PROVIDED BY INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets	(2,761)	(2,097)	(36.1)
Proceeds from sale of property and equipment	93	10	0.2
Investments in non-marketable equity securities	(119)	(10)	(0.2)
Investments in debt securities	(1,906)	-	-
Proceeds from maturity of debt securities	2,525	1,185	20.4
Investments in term deposits	(3,554)	(11,600)	(199.9)
Maturities of term deposits	22,836	18,308	315.6
Loans granted	(167)	(66)	(1.2)
Net cash provided by investing activities	16,947	5,730	98.8
CASH FLOWS (USED IN)/PROVIDED BY FINANCING ACTIVITIES:
Proceeds from exercise of share options	121	52	0.9
Repurchases of convertible debt	(589)	-	-
Other financing activities	(17)	16	0.3
Net cash (used in)/provided by financing activities	(485)	68	1.2
Effect of exchange rate changes on cash and cash balances	(475)	(103)	(1.9)
Net change in cash and cash balances	22,176	8,961	154.4
Cash and cash balances at beginning of period	30,133	15,200	262.0
Cash and cash balances at end of period	52,309	24,161	416.4

Reconciliation of cash and cash balances:
Cash and cash equivalents, beginning of period	29,506	14,606	251.8
Restricted cash, beginning of period	627	594	10.2
Cash and cash balances, beginning of period	30,133	15,200	262.0

Cash and cash equivalents, end of period	51,695	23,591	406.6
Restricted cash, end of period	614	570	9.8
Cash and cash balances, end of period	52,309	24,161	416.4

* In Q1 2017, Yandex elected to early adopt Accounting Standards Update ("ASU") No. 2016-18—Statement of Cash Flows (Topic 230): Restricted Cash, which provided revised guidance on the classification and presentation of restricted cash in the statement of cash flows on a retrospective basis. Prior periods have been adjusted accordingly.

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Nine months ended September 30,
	2016	2017	2017
	RUB	RUB	$
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net income	5,570	5,156	88.9
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	5,742	6,597	113.7
Amortization of intangible assets	1,457	1,619	27.9
Amortization of debt discount and issuance costs	710	511	8.8
Share-based compensation expense	2,557	2,799	48.2
Deferred income taxes	(191)	(929)	(16.0)
Foreign exchange losses	2,671	1,541	26.6
Gain from sale of equity securities	(157)	-	-
(Gains)/losses from repurchases of convertible debt	(53)	6	0.1
Other	(147)	(40)	(0.7)
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net	(872)	(674)	(11.6)
Prepaid expenses and other assets	659	(1,427)	(24.6)
Accounts payable and accrued liabilities	2,019	928	16.0
Deferred revenue	(8)	94	1.6
Net cash provided by operating activities	19,957	16,181	278.9
CASH FLOWS PROVIDED BY/(USED IN) INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets	(6,702)	(9,826)	(169.4)
Proceeds from sale of property and equipment	158	30	0.5
Acquisitions of businesses, net of cash acquired	-	(364)	(6.3)
Investments in non-marketable equity securities	(361)	(113)	(1.9)
Proceeds from sale of equity securities	-	216	3.7
Investments in debt securities	(1,906)	-	-
Proceeds from maturity of debt securities	2,525	2,887	49.8
Investments in term deposits	(37,396)	(70,082)	(1,208.0)
Maturities of term deposits	55,815	57,868	997.4
Loans granted	(273)	(105)	(1.7)
Net cash provided by/(used in) investing activities	11,860	(19,489)	(335.9)
CASH FLOWS USED IN FINANCING ACTIVITIES:
Proceeds from exercise of share options	331	310	5.3
Repurchases of convertible debt	(2,079)	(668)	(11.4)
Payment for contingent consideration	(593)	(195)	(3.4)
Other financing activities	(17)	26	0.4
Net cash used in financing activities	(2,358)	(527)	(9.1)
Effect of exchange rate changes on cash and cash balances	(2,778)	(814)	(14.1)
Net change in cash and cash balances	26,681	(4,649)	(80.2)
Cash and cash balances at beginning of period	25,628	28,810	496.6
Cash and cash balances at end of period	52,309	24,161	416.4

Reconciliation of cash and cash balances:
Cash and cash equivalents, beginning of period	24,238	28,232	486.6
Restricted cash, beginning of period	1,390	578	10.0
Cash and cash balances, beginning of period	25,628	28,810	496.6

Cash and cash equivalents, end of period	51,695	23,591	406.6
Restricted cash, end of period	614	570	9.8
Cash and cash balances, end of period	52,309	24,161	416.4

* In Q1 2017, Yandex elected to early adopt Accounting Standards Update ("ASU") No. 2016-18—Statement of Cash Flows (Topic 230): Restricted Cash, which provided revised guidance on the classification and presentation of restricted cash in the statement of cash flows on a retrospective basis. Prior periods have been adjusted accordingly.

YANDEX N.V.

RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES

TO THE NEAREST COMPARABLE U.S. GAAP MEASURES

Reconciliation of Ex-TAC Revenues to U.S. GAAP Revenues

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2016	2017	Change	2016	2017	Change
Total revenues	19,293	23,438	21%	53,806	66,194	23%
Less: traffic acquisition costs (TAC)	3,732	4,405	18%	10,676	12,556	18%
Ex-TAC revenues	15,561	19,033	22%	43,130	53,638	24%

Reconciliation of Adjusted EBITDA to U.S. GAAP Net Income

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2016	2017	Change	2016	2017	Change
Net income	2,443	853	-65%	5,570	5,156	-7%
Add: depreciation and amortization	2,489	2,930	18%	7,199	8,216	14%
Add: share-based compensation expense	785	876	12%	2,557	2,799	9%
Add: compensation expense related to contingent consideration	61	42	-31%	154	161	5%
Less: interest income	(646)	(732)	13%	(2,254)	(2,129)	-6%
Add: interest expense	295	226	-23%	943	671	-29%
Add: other loss, net	218	626	187%	2,241	1,492	-33%
Add: provision for income taxes	1,243	874	-30%	3,010	3,029	1%
Add: operating losses resulting from sanctions in Ukraine	-	-	n/m	-	387	n/m
Adjusted EBITDA	6,888	5,695	-17%	19,420	19,782	2%

Reconciliation of Adjusted Net Income to U.S. GAAP Net Income

In RUB millions	Three months ended September 30,			Nine months ended September 30,
	2016	2017	Change	2016	2017	Change
Net income	2,443	853	-65%	5,570	5,156	-7%
Add: SBC expense	785	876	12%	2,557	2,799	9%
Less: reduction in income tax attributable to SBC expense	(12)	(18)	50%	(36)	(46)	28%
Add: compensation expense related to contingent consideration	61	42	-31%	154	161	5%
Add: foreign exchange losses	432	609	41%	2,671	1,541	-42%
Less: decrease in income tax attributable to foreign exchange losses	(83)	(121)	46%	(541)	(282)	-48%
Less: (gains)/losses from repurchases of convertible debt	-	-	n/m	(53)	6	-111%
Add: increase/(reduction) in income tax attributable to (losses)/gains from repurchases of convertible debt	-	-	n/m	13	(1)	-108%
Add: amortization of debt discount	223	173	-22%	710	511	-28%
Less: reduction in income tax attributable to amortization of debt discount	(56)	(43)	-23%	(178)	(128)	-28%
Add: losses resulting from sanctions in Ukraine	-	-	n/m	-	393	n/m
Adjusted net income	3,793	2,371	-37%	10,867	10,110	-7%

Reconciliation of Adjusted EBITDA Margin and Adjusted Ex-TAC EBITDA Margin to U.S. GAAP Net Income Margin

In RUB millions
	U.S. GAAP Actual Net Income	Net Income Margin (1)	Adjustment (2)	Adjusted EBITDA	Adjusted EBITDA Margin (3)	Adjusted Ex-TAC EBITDA Margin (4)
Three months ended September 30, 2017	853	3.6%	4,842	5,695	24.3%	29.9%
Nine months ended September 30, 2017	5,156	7.8%	14,626	19,782	29.9%	36.9%

(1)	Net income margin is defined as net income divided by total revenues.
(2)

Adjusted to eliminate depreciation and amortization expense, SBC expense, expense related to contingent compensation, interest income, interest expense, other loss, net, operating losses resulting from sanctions in Ukraine and provision for income taxes. For a reconciliation of adjusted EBITDA to net income, please see the table above.

(3)	Adjusted EBITDA margin is defined as adjusted EBITDA divided by total revenues.
(4)	Adjusted ex-TAC EBITDA margin is defined as adjusted EBITDA divided by ex-TAC revenues. For a reconciliation of ex-TAC revenues to U.S. GAAP revenues, please see the table above.

Reconciliation of Adjusted Net Income Margin and Adjusted Ex-TAC Net Income Margin to U.S. GAAP Net Income Margin

In RUB millions
	U.S. GAAP Actual Net Income	Net Income Margin (1)	Adjustment (2)	Adjusted Net Income	Adjusted Net Income Margin (3)	Adjusted Ex-TAC Net Income Margin (4)
Three months ended September 30, 2017	853	3.6%	1,518	2,371	10.1%	12.5%
Nine months ended September 30, 2017	5,156	7.8%	4,954	10,110	15.3%	18.8%

(1)	Net income margin is defined as net income divided by total revenues.
(2)

Adjusted to eliminate SBC expense (as adjusted for the income tax reduction attributable to SBC expense), expense related to contingent compensation, foreign exchange losses as adjusted for the reduction in income tax attributable to the losses, (gains)/losses from repurchases of convertible debt (as adjusted for the related increase/reduction in income tax),  amortization of debt discount (as adjusted for the related reduction in income tax) and losses resulting from sanctions in Ukraine. For a reconciliation of adjusted net income to net income, please see the table above.

(3)	Adjusted net income margin is defined as adjusted net income divided by total revenues.
(4)	Adjusted ex-TAC net income margin is defined as adjusted net income divided by ex-TAC revenues. For a reconciliation of ex-TAC revenues to U.S. GAAP revenues, please see the table above.

Contacts:

Investor Relations

Katya Zhukova

Phone: +7 495 974-35-38

E-mail: askIR@yandex-team.ru

Media Relations

Ochir Mandzhikov, Asya Melkumova

Phone: +7 495 739-70-00

E-mail: pr@yandex-team.ru